UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2022

Commission File Number 001-31583

NAM TAI PROPERTY INC.

(Translation of registrant’s name into English)

Namtai Industrial Estate

No. 2 Namtai Road, Gushu Community, Xixiang Township

Baoan District, Shenzhen City, Guangdong Province

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

NAM TAI PROPERTY INC.

Form 6-K

CONTENTS

Nam Tai Property Inc. (“Nam Tai” or the “Company”) is providing the following updates with respect to its business operations and certain litigation matters as of the date hereof.

On-shore Access and Control

As previously disclosed, representatives of the Company are working to gain access and control over the assets, books, and records of the Company and its subsidiaries that are in the People’s Republic of China (the “PRC”), which we generally refer to as the on-shore assets. The former management team of the Company and the Company’s subsidiaries in the PRC has refused to turn over the corporate seals (more commonly known as chops). Therefore, certain subsidiaries of the Company incorporated in the PRC (the “on-shore subsidiaries”) cannot change their official corporate registration information with the local authorities.

The Company has taken various steps to, among other things, take possession of the chops of the Company’s on-shore subsidiaries. As previously disclosed in the Company’s press release distributed on January 12, 2022, the previous members of the Board of Directors (the “Board”) and Wang Jiabiao, who has been terminated from all of his roles at the Company and its on-shore subsidiaries, have refused to acknowledge their termination and have been obstructing the lawful and orderly handover of on-shore assets despite multiple visits and demands by the Board’s recently appointed legal representative and the new management of the Company’s on-shore subsidiaries.

The Company is continuing to pursue available options, including administrative and legal processes, to gain access to its assets and the assets of its subsidiaries, including business licenses, chops, bank accounts and properties. While the Company believes it is legally entitled to control those assets, it cannot predict whether or when it will be successful through such processes. Further, due to the pending Wang Litigation (as described in more detail below), the Company may be further delayed in gaining on-shore access and control.

Litigation Updates

Greater Sail

Following the special shareholder meeting on November 30, 2021, the Company’s newly elected Board has taken steps to take control of the assets and affairs of the Nam Tai Property Group. The result has been multiple litigations in the British Virgin Islands, the PRC, and Hong Kong. As previously disclosed in the press release distributed on February 2, 2022, the Company filed a claim in the in the British Virgin Islands Commercial Court in the Eastern Caribbean Supreme Court (the “BVI Court”) alleging that Greater Sail Ltd. (“GSL”) conspired to block the new Board of the Company from taking control of the Company and its on-shore subsidiaries. On January 31, 2022, the BVI Court made an order requiring GSL and its directors not to delay or hinder the change of control of the Company and its on-shore subsidiaries and to have delivered to certain PRC authorities letters in a required form withdrawing objections in relation to the registration of changes (the “Injunction Order”). While GSL ultimately delivered the letters, it failed to do so within the time required by the BVI Court. GSL and its director Mai Fan, who is also the Chief Executive Officer of Kaisa Group Holdings Limited (“Kaisa”), and former director Li Jianping (also known as Gigi Lee) have been held in contempt for that failure to obey the order of the BVI Court. The BVI Court fined these parties for their contempt in the following amounts: GSL, USD $125,000; Mai Fan, USD $10,000; and Gigi Lee, USD $4,000 and each have been ordered to pay the Company’s legal fees for the contempt proceedings.

GSL filed applications challenging the exercise of the BVI court’s jurisdiction on the basis of forum non conveniens and for the judge to recuse himself. Both those applications have been dismissed. GSL has appealed the Injunction Order and applied to the Eastern Caribbean Court of Appeal for leave to appeal the dismissal of its forum challenge and the dismissal of its application that the judge recuse himself.

The appeal against the Injunction Order is listed for hearing in the week of May 9, 2022; the return date for a hearing, at which the Company will seek discovery and the continuation of the Injunction Order, is listed for September 20, 2022.

Separately, on December 27, 2021, GSL filed a lawsuit in the PRC against the Company, Nam Tai Group Limited (“NTG”), Nam Tai Investment (Shenzhen) Co Ltd (“NTI”), and Zastron Electronic (Shenzhen) Co. Ltd. (“Zastron”), all of which are the Company’s wholly owned subsidiaries, alleging that it owns (i) equity held by NTG in NTI representing a USD $45 million capital contribution, and (ii) equity held by NTI in Zastron representing a RMB 50 million capital contribution. In December 2021, the Shenzhen Intermediate Court froze certain of NTG’s and NTI’s shares related to certain capital contributions as described in the preceding sentence.

NTP was served on February 8, 2022 and filed an objection to the court’s jurisdiction, on which the court has not yet rendered a decision.

As previously disclosed in the Company’s Form 20-F for the year ended December 31, 2020, on March 12, 2021, the Company received a notice from GSL related to the Purchase Agreement for the 2020 PIPE (as defined below), under which the Company issued and sold 16,051,219 of its common shares to GSL for USD $146.9 million. In this notice, GSL sought an order requiring the Company to repay such consideration from the 2020 PIPE. The arbitrator granted GSL an interim preservation order over certain of the Company’s funds in connection with this arbitration. The arbitration is ongoing.

West Ridge

As previously disclosed, in March 2021, the BVI Court found that a prior private placement conducted in October 2020 (the “2020 PIPE”) conducted by the Company was void. Related to this litigation, the Company, under the prior management team and Board, entered into a settlement and indemnity agreement (the “Indemnity Agreement”) with West Ridge Investment Company Limited (“West Ridge”), a subsidiary of Haitong International Securities Co Ltd, providing for, among other things, the return of funds of approximately USD $24 million representing the purchase price paid by West Ridge in the 2020 PIPE if the 2020 PIPE was declared invalid.

On May 17, 2021, West Ridge sought return of such funds in the BVI Court. The Company filed a defense and counterclaim on February 25, 2022 alleging amongst other things that the prior Board of the Company and West Ridge conspired to effect the 2020 PIPE to give Kaisa effective control of the Company. On April 7, 2022, the BVI Court delivered a judgment in favor of West Ridge and concluded that the terms of the Indemnity Agreement stand to be enforced subject to any issues as to quantum. Following this judgment, the Company has made an application for a stay to the BVI Court, which is listed to be heard on June 8, 2022. If the stay is denied, the Company will evaluate its options with regards to other legal options as to the judgment and the amount. After such evaluation, one possibility may be that the Company will be required to pay the judgment in the near term.

Other Proceedings

Wang Jiabiao, the Company’s former Chief Executive Officer, filed a claim in the PRC, dated February 26, 2022, challenging the resolutions removing him from positions at the Company and its on-shore subsidiaries (the “Wang Litigation”). Although the Company does not believe his claims have legal merit, the lawsuit is among Wang Jiabiao’s principal efforts in obstructing the change of control of the Company’s on-shore subsidiaries.

China Nuclear Industry 22nd Construction Co., Ltd. filed a claim in the PRC against NTI in the amount of approximately RMB 211 million. The Company does not currently have any additional details on this proceeding.

The Company and its subsidiaries are also engaged in other litigation and arbitration proceedings during the ordinary course of business.

Liquidity Updates

As of May 5, 2022, the Company had (i) access to USD $10 million of available borrowings remaining under the unsecured delayed-draw term loans, evidenced by promissory notes dated January 11, 2022 (the “Notes”), with IAT Insurance Group, Inc. (“IAT”) and IsZo Capital LP (“IsZo”), (ii) potential access to up to an additional USD $10 million of available borrowing under the Notes, with IAT and IsZo’s consent to such increase and (iii) approximately USD $2.2 million of cash on hand. Further, there are certain restrictions on the use of borrowings under the Notes, as disclosed in the Company’s Form 6-K filed with the Securities and Exchange Commission on January 12, 2022. This amount is not sufficient to pay the full amount of the liability under the West Ridge litigation previously described if it were to become due now. Because management and Board members of the Company lack access to the Company’s bank accounts and other liquid assets in the PRC, the Company is assessing its options if it is required to satisfy a judgment in the West Ridge litigation, including, among other things, trying to access funds located in certain accounts that the Company currently cannot access, conducting equity or debt financings, or seeking court or administrative protection against payment of the judgment.

Annual Filing

Due to the present lack of on-shore access, the current management team does not have access to the books and records of the Company. Such information is necessary in order to make certain public filings, including the Company’s annual report on the Form 20-F. As disclosed in the Form 12b-25 filed on May 3, 2022, the Company was unable to file its Form 20-F for the fiscal year ended December 31, 2021 in a timely manner. The Company will use its reasonable best efforts to file its Form 20-F promptly once it has access to on-shore control, including access to the books and records of the Company.

Removal of Interim Chief Financial Officer

Effective April 13, 2022, the Company terminated its engagement of Berkeley Research Group (“BRG”) to provide certain services, including, among other things, Steven Parker’s services through BRG as the Company’s Interim Chief Financial Officer. Mr. Parker served as the Company’s Interim Chief Financial Officer since his appointment by the Board on December 1, 2021. The Company has initiated a search process to identify a candidate to fill the position of Chief Financial Officer.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 6, 2022

NAM TAI PROPERTY INC.

By:	/s/ Yu Chunhua
Name:	Yu Chunhua
Title:	Interim Chief Executive Officer